

16002029

ₜTES
ₙGE COMMISSION
ₜ. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NUMBER
8-68508

REPORT FOR THE PERIOD BEGINNING 01/01/15 _____ AND ENDING
12/31/15 _____
                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **KAPITALL GENERATION, LLC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

31 West 34ᵗʰ Street, Suite 7006 _____
                         (No. and Street)

New York	New York	10001
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stephen Roberts   (201) 310 – 5322
                                                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WeiserMazars LLP _____
                         (Name – *if individual, state last, first, middle name*)
                         SECURITIES AND EXCHANGE COMMISSION

60 Crossways Park Drive West , Suite 301	Woodbury	**RECEIVED** New York	11797
(Address)	(City)	(State)	(Zip Code)

CHECK ONE: MAR 0 2 2016

☒ Certified Public Accountant   **DIVISION OF TRADING & MARKETS**
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



AFFIRMATION

I, Barry Mione, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Kapitall Generation LLC, as of and for the year ended December 31, 2015, are true and correct. I further affirm that neither Kapitall Generation LLC, nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

_____
CEO

_____
Notary Public

2/26/16
_____
Date

JOAN MENNA FOWLER
Notary Public, State of New York
Registration #01FO6316062
Qualified In New York County
Commission Expires December 8, 2016

 **MAZARS**


WeiserMazars

Report of Independent Registered Public Accounting Firm

To the Member of
Kapitall Generation, LLC

We have audited the accompanying statement of financial condition of Kapitall Generation, LLC, (the "Company"), as of December 31, 2015. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Kapitall Generation, LLC, as of December 31, 2015, in conformity with accounting principles generally accepted in the United States.

February 24, 2016

WEISERMAZARS LLP
60 CROSSWAYS PARK DRIVE WEST, SUITE 301 – WOODBURY, NEW YORK – 11797
TEL: 516.488.1200 – FAX: 516.488.1238 – WWW.WEISERMAZARS.COM

WEISERMAZARS LLP IS AN INDEPENDENT MEMBER FIRM OF MAZARS GROUP.



KAPITALL GENERATION LLC
(A Wholly Owned Subsidiary of New Kapitall Holdings, LLC)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2015

ASSETS

CASH	$	3,590
CLEARING DEPOSIT		250,011
PREPAID EXPENSES		22,186
	$	275,787

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Due to parent	$	124,220
Accrued expenses		19,714
Due to broker		10,345
Accounts payable		8,456
Total liabilities		162,735
MEMBER'S EQUITY:		113,052
	$	275,787

See Notes to Statement of Financial Condition.

KAPITALL GENERATION LLC
(A Wholly Owned Subsidiary of New Kapitall Holdings LLC)

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2015

1. ORGANIZATION AND BUSINESS DESCRIPTION

Organization — Kapitall Generation, LLC (a Wholly Owned Subsidiary of New Kapitall Holdings, LLC) (the "Company") was organized on December 4, 2009, under the laws of the State of Delaware. The Company was incorporated under the original name Stereo Scope Securities, LLC, however, effective February 17, 2012, Stereo Scope Securities, LLC changed its name to Kapitall Generation, LLC. The Company is a registered broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. On August 19, 2011, the Company became a member of the Financial Industry Regulatory Authority. The Company's original parent company Kapitall, Inc. sold all of its assets and wholly-owned subsidiary, Kapitall Generation LLC, in an asset sale on January 31, 2014. The new parent company, New Kapitall Holdings, LLC wholly owns Kapitall Generation LLC and has represented it will continue to provide the necessary capital for the Company's operating expenses and net capital requirement. New Kapitall Holdings, LLC is a wholly owned subsidiary of LV Kapitall, LLC.

The liability of the member for the losses, debts, and obligations of the Company is generally limited to its capital contributions.

Business Description — The Company engages in on-line retail brokerage operations as an introducing broker to its clearing firm, Apex Clearing Corporation.

2. ACCOUNTING POLICIES

Basis of Presentation — The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates in the Preparation of Financial Statements — The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from the estimates included in the financial statements.

Revenue Recognition — Securities transactions and the related revenues and expenses are recorded on a trade date basis.

Income Taxes — While the Company is a disregarded entity for income tax purposes, the net loss is included in the corporate income tax returns of its parent.

Uncertain tax positions are recorded in accordance with Accounting Standards Codification (ASC) 740, *Accounting for Income Taxes*, on the basis of a two-step process, whereby (1) the Company determines whether it is more likely than not the tax positions would be sustained on the basis of the technical merits of the position taken and (2) for those tax positions that meet the more-likely-than-not recognition

threshold, the Company would recognize the largest amount of tax benefit that is more than 50% likely to be realized upon the ultimate settlement with the related tax authority. As of December 31, 2015, the Company determined that it had no uncertain tax positions which affected its financial position and its results of operations or its cash flows and will continue to evaluate for uncertain tax positions in the future. The Company is subject to examination by federal, state, or local taxing authorities for the periods since 2012.

Cash — All cash is on deposit in a non-interest-bearing account with a major financial institution.

Clearing Deposit — All funds are held by Apex Clearing Corporation, the Company's fully disclosed clearing agent.

Commissions — The Company earns commissions from its customers for trades executed, cleared and settled by Apex Clearing Corporation acting as the Company's fully disclosed clearing agent.

Fair Value of Financial Assets and Liabilities — The majority of the Company's financial assets and liabilities are recorded at amounts that approximate fair value. Such assets and liabilities include cash, clearing deposit, due from brokers, prepaid expenses, accounts payable, accrued expenses, and due to parent. The fair value of the Company's financial assets and liabilities approximates the carrying value due to the short-term nature and characteristics of the asset or liability.

Accounts payable and Accrued Expenses — The Company has accounts payable and accrued expenses that represent payments due for outside services and other various liabilities.

3. ADMINISTRATIVE SERVICE AGREEMENT

The Company entered into an administrative service agreement with its parent company, New Kapitall Holdings, LLC, whereby the parent agrees to furnish to the Company, administrative and other services and to pay certain expenses of the Company. Such expenses will be treated either as additional capital contributions by New Kapitall Holdings, LLC to the Company or the Company will accrue such expenses as a liability on its books. During the year ended December 31, 2015, the Company's obligation to New Kapitall Holdings, LLC in the amount of $414,509 was transferred into equity and was treated as an additional capital contribution. At December 31, 2015, the balance due to New Kapitall Holdings, LLC was $124,220.

4. NET CAPITAL REQUIREMENT

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Commission, which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 1/15 of aggregate indebtedness, as defined.

At December 31, 2015, the Company had net capital, as defined, of $90,866 which was $80,017 in excess of its required net capital of $10,849. Aggregate indebtedness at December 31, 2015 was $162,735. The ratio of aggregate indebtedness to net capital was 1.79 to 1.

5. STOCK BASED COMPENSATION

In August 2011, the board of the former parent company, Kapitall, Inc. granted options to purchase common shares of Kapitall, Inc. to certain officers and other employees of the Company. Each option has an exercise price of $2.64, which approximated the fair value of the common shares at the date of the grant. All of the options granted have an expiration date ten years from the vesting commencement date and vest over a five-year period, with 25% vesting on the one-year anniversary of the grant and the remaining amount vesting ratably 1/48th at the end of each successive month.

Following the sale of Kapitall, Inc. to New Kapitall Holdings, LLC on January 31, 2014, it was determined that no further compensation expense relating to these options would be recognized in the Company's financial statements, pending approval to terminate the plan by New Kapitall Holdings, LLC's board of directors.

6. NEW KAPITALL HOLDINGS, LLC: RESOLUTION OF LEGAL DISPUTE

In November 2015, New Kapitall Holdings, LLC paid $28,000 to Bendigo Partners Consulting, LLC ("Bendigo"), as consideration to obtain release from claims arising from consulting services provided by Bendigo in 2014. Bendigo had previously taken legal action against New Kapitall Holdings, LLC in connection with these consulting services. Kapitall Generation, LLC, as a wholly owned subsidiary of New Kapitall Holdings, LLC had been named as an additional defendant in these proceedings.

Based on a review of the facts, the funds paid by New Kapitall Holdings, LLC to obtain release from further action has been fully recognized as an expense on the books and records of New Kapitall Holdings LLC and not in the financial accounts prepared for Kapitall Generation, LLC.

7. SUBSEQUENT EVENTS

On February 17, 2016, New Kapitall Holdings, LLC agreed to convert a further $125,405 of the Company's debt obligation to equity, and for this to be treated as an additional contribution to capital to the Company.

* * * * * *